4/7


05007071

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Companhia Aços Especiais Itabira Acesita

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 07 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3769 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/7/05

82-3769

(A free translation of the original in Portuguese)

Acesita S.A. (Parent Company) and Acesita S.A. and its subsidiaries (Consolidated)

Financial Statements at December 31, 2004 and 2003 and Report of Independent Auditors

AR/S
12-31-04

Companhia Aços Especiais Itabira - Acesita

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua dos Inconfidentes, 1190 9º
30140-120 Belo Horizonte, MG - Brasil
Caixa Postal 289
Telefone (31) 3269-1500
Fax (31) 3261-6950

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Acesita S.A.

1 We have audit the accompanying balance sheet of Acesita S.A. (parent company) and the balance sheet of Acesita S.A. and its subsidiaries (consolidated) as of December 31, 2004, and the related statements of income, of changes in stockholders' equity and of changes in financial position of Acesita S.A. (parent company), as well as the related consolidated statements of income and of changes in financial position, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Acesita S.A. (parent company) and of Acesita S.A. and its subsidiaries (consolidated) at December 31, 2004, and the results of operations, the changes in stockholders' equity and the changes in financial position of Acesita S.A. (parent company), as well as the consolidated results of operations and of changes in financial position, for the year then ended, in accordance with accounting practices adopted in Brazil.

4 Our audit was conducted for the purpose of forming an opinion on the basic financial statements referred to in the first paragraph, taken as whole. The statements of cash flows and of added value are presented for purposes of additional analysis and are not a required part of the basic financial statements. The statements of cash flows and of added value for the year ended December 31, 2004 have been subjected to the auditing procedures described in the second paragraph and, in our opinion, are fairly presented in all material respects in relation to the financial statements taken as a whole.

PRICEWATERHOUSECOOPERS

Acesita S.A.

5 The audit of the financial statements and the supplementary statements of cash flows and of added value for the year ended December 31, 2003, presented for comparison purposes, was conducted by other independent auditors who issued an unqualified opinion thereon dated February 16, 2004 (except for Note 26, dated March 19, 2004).

Belo Horizonte, February 28, 2005 (except for Note 26, dated March 11, 2005)



PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG



Rogério Roberto Gollo
Contador CRC 1RS044214/O-9 "S" MG

(A free translation of the original in Portuguese)

Acesita S.A. (Parent Company) and Acesita S.A. and its Subsidiaries (Consolidated)

Balance Sheets at December 31
In thousands of reais

ASSETS

	Consolidated		Parent company	
	2004	2003	2004	2003
CURRENT ASSETS				
Cash and cash equivalents	477,847	470,090	334,563	410,120
Accounts receivable	431,389	191,225	494,324	210,456
Inventories	566,796	407,805	500,717	365,176
Taxes and contributions	23,320	34,636	16,679	30,625
Dividends and interest on capital receivable	-	7,782	2,890	10,673
Notes receivable	-	89,583	-	-
Other current assets	21,479	32,493	16,594	26,177
	1,520,831	1,233,614	1,365,767	1,053,227
LONG-TERM RECEIVABLES				
Investments for sale	-	170,494	-	170,494
Related parties	-	-	130,725	201,529
Notes receivable	65,654	57,253	65,654	57,253
Taxes and contributions	267,263	287,764	259,486	280,453
Judicial deposits	131,148	129,862	127,642	126,142
Restructuring assets	5,914	-	6,467	-
Other long-term assets	33,494	44,785	33,145	42,407
	503,473	690,158	623,119	878,278
PERMANENT ASSETS				
Investments	6,004	6,694	170,132	132,945
Property, plant and equipment	1,805,845	1,845,279	1,691,985	1,750,821
Deferred charges	15,306	20,678	-	-
	1,827,155	1,872,651	1,862,117	1,883,766
Total assets	3,851,459	3,796,423	3,851,003	3,815,271

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Acesita S.A. (Parent Company) and Acesita S.A. and its Subsidiaries (Consolidated)

Balance Sheets at December 31
In thousands of reais

LIABILITIES AND STOCKHOLDERS' EQUITY

	Consolidated		Parent company	
	2004	2003	2004	2003
CURRENT LIABILITIES				
Financing	539,472	861,077	537,144	860,798
Swap margin account	-	42,235	-	42,235
Debentures	-	544	-	544
Suppliers				
Local	187,041	133,121	174,626	129,857
Foreign	48,953	96,570	48,728	95,170
Salaries and social charges	56,712	40,316	52,300	37,016
Taxes and contributions	33,754	15,149	29,219	12,923
Dividends and interest on capital payable	184,139	-	184,139	-
Restructuring liabilities	-	6,170	-	5,874
Other current liabilities	32,747	35,809	22,312	35,772
	1,082,818	1,230,991	1,048,468	1,220,189
LONG-TERM LIABILITIES				
Financing	872,219	1,131,149	871,014	1,129,104
Debentures	-	35,330	-	35,330
Taxes and contributions	211,753	233,921	211,753	228,069
Income tax and social contribution in litigation	102,680	98,333	101,091	96,764
Related parties	-	-	5,285	5,755
Provision for contingencies	64,960	42,827	62,712	37,932
Other long-term liabilities	6,158	2,531	27,872	29,672
	1,257,770	1,544,091	1,279,727	1,562,626
STOCKHOLDERS' EQUITY				
Capital	901,921	901,921	901,921	901,921
Capital reserve	3,948	3,948	3,948	3,948
Revaluation reserves	411,047	442,724	411,047	442,724
Revenue reserves	205,892	(3,937)	205,892	(3,937)
Retained earnings (accumulated losses)	(11,937)	(323,315)	-	(312,200)
	1,510,871	1,021,341	1,522,808	1,032,456
Total liabilities and stockholders' equity	3,851,459	3,796,423	3,851,003	3,815,271

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Acesita S.A. (Parent Company) and Acesita S.A. and its Subsidiaries (Consolidated)

Statements of Income
Years Ended December 31
In thousands of reais, except for result per share

	Consolidated		Parent company	
	2004	2003	2004	2003
GROSS SALES OF PRODUCTS AND SERVICES				
Local market	2,756,615	1,793,089	2,690,646	1,688,042
Foreign market	1,119,960	953,317	1,137,185	946,327
Taxes on sales, deductions and discounts	(682,240)	(389,862)	(665,034)	(353,648)
Net sales	3,194,335	2,356,544	3,162,797	2,280,721
COST OF PRODUCTS SOLD AND SERVICES RENDERED	(1,900,699)	(1,723,465)	(1,966,289)	(1,680,913)
Gross profit	1,293,636	633,079	1,196,508	599,808
OPERATING INCOME (EXPENSES)				
Selling	(166,330)	(113,601)	(134,777)	(117,804)
General and administrative, mainly salaries, social charges, depreciation and amortization	(131,192)	(116,622)	(114,019)	(87,284)
Management fees	(6,132)	(6,448)	(4,873)	(4,494)
Other operating expenses, net	(35,260)	(10,604)	(34,642)	(8,931)
Income before financial result and investments in subsidiaries	954,722	385,804	908,197	381,295
FINANCIAL RESULT				
Financial expenses	(237,794)	(330,294)	(208,023)	(321,514)
Financial income	94,613	50,401	71,802	45,488
Monetary and foreign exchange variation, net of swap effects	27,976	20,996	23,964	5,455
	(115,205)	(258,897)	(112,257)	(270,571)
INVESTMENTS IN SUBSIDIARIES				
Equity in the results of subsidiaries	84,202	99,024	123,880	125,198
Amortization of negative goodwill	-	892	-	892
	84,202	99,916	123,880	126,090
Operating income	923,719	226,823	919,820	236,814
NON-OPERATING RESULT	(70,516)	(18,521)	(71,427)	(19,037)
Income before income tax and social contribution and extraordinary item	853,203	208,302	848,393	217,777
INCOME TAX AND SOCIAL CONTRIBUTION	(173,829)	(112)	(168,197)	-
Net income before extraordinary item	679,374	208,190	680,196	217,777
EXTRAORDINARY ITEM	-	17,358	-	17,358
Net income for the year	679,374	225,548	680,196	235,135
Number of outstanding shares on the balance sheet date - thousand			74,294	742,939,864
Net income per share (2003 – per thousand shares) - R$			9.16	0.32

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Acesita S.A. (Parent Company)

Statements of Changes in Stockholders' Equity
In thousands of reais

		Capital reserve	Revaluation reserves			Revenue reserves			
	Capital	Investment subsidy	Property, plant and equipment	Subsidiaries	Treasury shares	Legal reserve	Investments and working capital	Retained earnings (accumulated losses)	Total
AT DECEMBER 31, 2002	901,921	3,948	472,526	152,111	(3,937)	-	-	(688,749)	837,820
Realization of revaluation reserve, net of tax effects	-	-	(29,812)	(13,031)	-	-	-	42,843	-
Realization of subsidiary reserve from sale of investment	-	-	-	(98,571)	-	-	-	98,571	-
Reversal of subsidiary revaluation reserve	-	-	-	(40,509)	-			-	(40,509)
Adjustments related to taxes on revaluation reserve	-	-	10	-	-	-	-	-	10
Net income for the year	-	-	-	-	-	-	-	235,135	235,135
AT DECEMBER 31, 2003	901,921	3,948	442,724	-	(3,937)	-	-	(312,200)	1,032,456
Realization of revaluation reserve, net of tax effects	-	-	(31,677)	-	-	-	-	31,677	-
Net income for the year	-	-		-	-	-	-	680,196	680,196
Appropriation of net income									
.Constitution of reserves	-	-	-	-	-	19,984	189,845	(209,829)	-
.Proposed interest on capital	-	-	-	-	-	-	-	(59,283)	(59,283)
.Proposed dividends	-	-	-	-	-	-	-	(130,561)	(130,561)
AT DECEMBER 31, 2004	901,921	3,948	411,047	-	(3,937)	19,984	189,845	-	1,522,808

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Acesita S.A. (Parent Company) and Acesita S.A. and its Subsidiaries (Consolidated)

Statements of Changes in Financial Position
Years Ended December 31
In thousands of reais

	Consolidated		Parent company	
	2004	2003	2004	2003
FINANCIAL RESOURCES WERE PROVIDED BY				
Operations				
Net income for the year	679,374	225,548	680,196	235,135
Income (expenses) not affecting working capital				
Depreciation, amortization and depletion	143,513	136,433	133,757	119,031
Long-term monetary variations and charges	(61,686)	(29,302)	(51,485)	(19,454)
Constitution (reversal) of long-term and permanent assets provisions	(16,882)	27,812	(24,092)	25,444
Gains (losses) on sale of investments and property, plant and equipment	94,214	(463)	94,802	(4,420)
Equity in the results of subsidiaries	(84,202)	(99,024)	(123,880)	(125,198)
Amortization of negative goodwill	-	(892)	-	(892)
Gain on investment in subsidiaries	-	(1,092)	-	(1,092)
Extraordinary item (long-term portion)	-	(14,550)	-	(14,550)
Other	(642)	-	736	-
	753,689	244,470	710,034	214,004
Third parties				
Long-term financing				
Foreign currency	168,389	1,024,401	167,647	1,023,131
Local currency	69,655	139,709	69,655	138,825
Issue of long-term debentures	-	3,067	-	3,067
Proceeds from the sale of investments and property, plant and equipment	167,261	492,611	166,082	491,481
Dividends received and interest on capital	14,021	36,613	14,021	36,613
Transfer of securities receivable to current assets (credit linked deposit)	-	99,324	-	-
Decrease in taxes and contributions recoverable	21,561	14,925	22,010	15,296
Credits with subsidiaries, transfer of other realizable long-term assets to current assets and other	13,541	14,739	80,733	21,988
Total funds provided	1,208,117	2,069,859	1,230,182	1,944,405

Acesita S.A. (Parent Company) and Acesita S.A. and its Subsidiaries (Consolidated)

Statements of Changes in Financial Position
Years Ended December 31
In thousands of reais **(continued)**

	Consolidated		Parent company	
	2004	2003	2004	2003
FINANCIAL RESOURCES WERE USED FOR				
Long-term receivables				
Credits with related companies	-	24,545	-	20,562
Permanent				
Investments	72	2,560	-	2,707
Property, plant and equipment	91,527	55,017	69,351	36,583
Deferred	-	47	-	-
Other				
Transfer of financing, swaps margin account and long-term debentures to current				
Foreign currency and swaps margin account	267,273	565,404	267,273	603,566
Local currency	115,010	99,606	115,010	99,185
Settlement of long-term debentures	35,330	430,765	35,330	430,765
Settlement of long-term financing	53,313	-	52,214	-
Proposed interest on capital	59,283	-	59,283	-
Proposed dividends	130,561	-	130,561	-
Other transfers to current and other	20,358	11,857	16,899	9,335
Total funds used	772,727	1,189,801	745,921	1,202,703
Increase in working capital	435,390	880,058	484,261	741,702
Current assets				
At the end of the year	1,520,831	1,233,614	1,365,767	1,053,227
At the beginning of the year	1,233,614	833,864	1,053,227	660,474
	287,217	399,750	312,540	392,753
Current liabilities				
At the end of the year	1,082,818	1,230,991	1,048,468	1,220,189
At the beginning of the year	1,230,991	1,711,299	1,220,189	1,569,138
	(148,173)	(480,308)	(171,721)	(348,949)
Increase in working capital	435,390	880,058	484,261	741,702

The accompanying notes are an integral part of these financial statements.

All amounts in thousands of reais unless otherwise indicated

1 Operations

Acesita S.A. is a Brazilian publicly-traded company, whose main activities are the production and sale of special steel products, agribusiness, and providing technical services related to these activities.

It carries out its main activities at the plant located in Timóteo, Minas Gerais, Brazil, with an annual production capacity of 850,000 tons of steel and also has investments in subsidiaries with businesses related to its own activities.

As of December 31, 2004, the principal subsidiaries and their respective activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100% direct holding) – steel distribution and processing for third parties and subsequent sale to final consumers, under the name Amorim Comercial, as well as holdings in other companies, as follows:

  - Acesita Energética Ltda. - (100% holding) – reforestation and production of charcoal;
  - Inox Tubos S.A. - (43.85% holding - 50.0% of voting capital) – production and sale of steel tubes with stitching and special alloys;
  - Acesita Argentina S.A. - (100% holding / 2003 - 30% of total and voting capital) - commercial representation in Argentina;
  - AP Participações S.A. - (100% holding) - investment company.

- Acesita International Ltd. - (100% direct holding) - foreign commercial representation.

- Acesita Export and Trade - (100% direct holding) - foreign commercial representation.

- Acesita Centros de Serviços Ltda. - (100% direct holding) - sale, export, import and services of cutting and finishing of steel products in general.

- Aços Villares S.A. - (4.41% direct holding – 4.41% of voting capital) - production and sale of non-flat steels, iron and other related products.

All amounts in thousands of reais unless otherwise indicated

As already widely published, on March 27, 2003, management signed a Share Purchase and Sale Agreement with Arcelor (one of its controlling shareholders) and with Companhia Vale do Rio Doce - CVRD, under which it is required to sell all of its direct holding in CST, as well as the CST shares held through its subsidiary Aços Planos do Sul S.A., which are not linked to the CST Shareholders' Agreement of May 25, 1995. The Agreement established the sale price at US$ 22.66 per thousand CST shares irrespective of type and class, totaling US$ 161,772 thousand.

On April 24, 2003, the shares not linked to the CST Agreement were sold, and Acesita received R$ 487,628 as payment for its holding of 14.0% in the total capital (7.44% of voting capital) of CST.

The shares linked to the CST Agreement which continue to be held by Acesita S.A. through its jointly-owned subsidiary Aços Planos do Sul S.A. - representing 5.72% of total capital and 14.85% of voting capital – may be sold through option contracts, having as the base the above mentioned price, adjusted according to contract conditions, through eventual waiver of the preferential rights by the other signers of the Agreement or after termination of the shareholders' Agreement. Accordingly, on May 21, 2004, the Company, through its jointly-owned subsidiary Aços Planos do Sul S.A. communicated formally to the other shareholders its decision not to renew the Agreement, due to terminate on May 25, 2005.

On October 15, 2004, Arcelor communicated to the market that it had obtained preference right clearance from the other signatory shareholders of the CST Agreement. Based on this information, the parties would be liberated to proceed with the arrangements in order to conclude the transaction.

Accordingly, on November 5, 2004 the sale of the remaining CST shares held by the jointly-controlled subsidiary Aços Planos do Sul S.A. was concluded, and Acesita received on that date the amount of R$ 160,749.

2 Main Accounting Practices

The financial statements are presented in accordance with accounting practices adopted in Brazil, as follows:

(a) Assets and liabilities expressed in foreign currency or subject to indexation – the assets and liabilities expressed in foreign currency are translated into reais at the foreign exchange rate determined by the Central Bank of Brazil at the balance sheet date. Assets and liabilities expressed in reais, subject to the contractual or legal indexation, are restated up to the balance sheet date, by applying the related index. The monetary and foreign exchange variations are included directly in the result for the year. The derivative represented by foreign exchange swaps plus interest swapped by the CDI rate variations, are stated in these financial statements at the margin account amount, taking into account the accrual basis of accounting.

(b) Current assets and long-term receivables

- *Financial investments* – these are recorded at cost plus accrued earnings up to the balance sheet date, according to the rates agreed with the financial institutions, up to the limit of their market value.
- *Allowance for doubtful accounts* – this is set up at an amount considered sufficient to cover eventual losses on amounts receivable, based on the analysis of each credit, financial situation of each customer, including its relationship history with the Company.
- *Inventories* – these are stated at the lower value between the average purchase or production cost and the market value. The imports in transit are stated at accumulated cost of each import.
- *Other assets* – these are stated at the cost value, including, when applicable, the accrued earnings and monetary variations, and the realizable value, whichever is the lower.

(c) Investments in subsidiaries – these are stated under the equity method of accounting based on the financial statements of the investees. The financial statements of the foreign investments were prepared according to the accounting practices aligned with those adopted by the Company, the translation into reais being made based on the foreign exchange rate in effect on the balance sheet date. The gains or losses arising from this translation, reflected in the parent company financial statements, are recorded in the result for the year. The negative goodwill on the acquisition of investments resulted from the direct holding in Companhia Siderúrgica de Tubarão – CST, amortized within 10 years, taking into consideration the profitability calculated upon the acquisition.

Based on the decision of selling the holding in Companhia Siderúrgica de Tubarão - CST (see Note 1), the representative balance of this investment, while held by the Company, started to be recorded in long-term receivables, at the expected realizable value, up to its disposal.

(d) Property, plant and equipment – this is stated at restated value, combined with the following aspects:

- *Additions* – these include financial charges capitalized during their formation period.
- *Depreciation of property, plant and equipment* – these are calculated based on the expected useful lives of assets, based on the method of units produced for the items directly related to the production areas and according to the straight-line depreciation basis for the remaining assets.
- *Depletion of forest reserves* – this is calculated based on the volume of trees cut in the year as compared to the existing potential volume and the costs of accumulated maintenance.

(e) Deferred charges – these are stated at cost, net of amortizations to be made up to ten years, as from the date benefits start to be generated. The consolidated mainly includes goodwill arising from the acquisition of Amorim Comercial S.A., amortized within five years as from the acquisition date, based on future profitability expectations.

(f) Current and long-term liabilities – these are stated at known or estimated values, including, when applicable, the related charges and monetary variations, as agreed or prescribed by law.

(g) Income tax and social contribution on net income – The deferred taxes arising from temporary differences and tax losses are recognized based on deferred income tax and social contribution (liabilities) of the parent company.

(h) Determination of results of operations – Results are determined on the accrual basis of accounting.

(i) Use of estimates – the preparation of the financial statements require management to make estimates and adopt assumptions, which affect the amounts of assets and liabilities, as well as revenues, cost and expenses. Actual values may differ from those estimated.

(j) Revaluation of property, plant and equipment of the jointly-controlled company Companhia Siderúrgica de Tubarão

At December 31, 2003, the indirect subsidiary Companhia Siderúrgica de Tubarão – CST recorded the revaluation of its industrial plant. The effect of this revaluation in Acesita S.A. – equivalent to its indirect holding in CST of 5.72% on that date – would be an increase in stockholders' equity of R$ 80,620 and, on the other hand, an increase to the account representing its investment in CST ("Investments for sale", in Long-term receivables).

All amounts in thousands of reais unless otherwise indicated

However, considering the strategic decision of selling the investment in CST and that this investment had already been stated at its realization value, the Company, supported by the opinion of the independent auditors, decided not to record in its financial statements for the year ended December 31, 2003 the effects of this new revaluation of the assets recorded by CST, as well as, on the same base date, reversed the remaining balance of the revaluation made by CST in March 1999, in the amount of R$ 40,509.

3 Consolidation Criteria

The consolidated financial statements comprise the financial statements of the subsidiaries mentioned in Note 1 and their subsidiaries.

The parent company investments in subsidiaries, as well as the significant balances of assets and liabilities, revenues, costs, expenses and not realized income arising from transactions among the companies, were eliminated for consolidation purposes. The subsidiaries, controlled together with other stockholders, are proportionally consolidated, based on each component of the subsidiaries' financial statements.

The reconciliation of the amounts related to the stockholders' equity and the results of the consolidated and the parent company is as follows:

	Stockholders' equity		Net income for the year	
	2004	2003	2004	2003
Consolidated	1,510,871	1,021,341	679,374	225,548
Unrealized income arising from transactions with subsidiaries	11,937	11,115	822	9,587
Parent company	1,522,808	1,032,456	680,196	235,135

As mentioned in Note 1, based on the Company's strategic decision to sell its direct holding in Companhia Siderúrgica de Tubarão – CST and its subsidiary Aços Planos do Sul S.A., the Company decided not to consolidate in its financial statements for the year ended December 31, 2003, presented for comparison purposes, the investments in these investees, CST and Aços Planos do Sul S.A., as permitted by CVM Instruction CVM 247/96.

All amounts in thousands of reais unless otherwise indicated

4 Cash and Banks

	Consolidated		Parent company	
	2004	2003	2004	2003
Bank accounts	106,989	68,694	22,143	58,923
Bank deposit certificates	312,863	236,628	268,622	229,091
Committed operations	-	96,970	-	96,970
Financial investment fund – Exchange	43,798	25,120	43,798	25,120
Other, mainly fixed income funds	14,197	42,678	-	16
	477,847	470,090	334,563	410,120

Bank deposit certificates have an earnings guarantee approximate to the variation of the Interbank Deposit Certificate (CDI).

Committed operations are investments guaranteed by Government Bonds and/or private securities, with repurchase commitment by the banks and remuneration linked to the CDI variation.

Financial investment fund – Exchange includes in its portfolio Government Bonds and/or private securities, directly linked to foreign exchange variations or through derivatives.

5 Receivables

	Consolidated		Parent company	
	2004	2003	2004	2003
Customers – local	158,368	116,797	182,253	135,287
Customers – foreign	285,635	284,594	324,223	283,072
Advances on export contracts (ACE)	-	(195,875)	-	(195,875)
Allowance for doubtful accounts	(12,614)	(14,291)	(12,152)	(12,028)
	431,389	191,225	494,324	210,456

All amounts in thousands of reais unless otherwise indicated

6 Inventories

	Consolidated		Parent company	
	2004	2003	2004	2003
Finished products	183,935	99,361	136,691	70,182
Products held by third parties	7,573	5,029	7,573	5,029
Construction in progress	171,434	119,283	167,683	115,405
Raw materials	116,774	108,725	105,899	101,098
Imports in transit	34,115	48,683	34,115	48,647
Materials for consumption, maintenance and other	52,965	26,724	48,756	24,815
	566,796	407,805	500,717	365,176

Finished product inventories, amounting to approximately R$ 51,819 (R$ 54,211 in 2003), were given in guarantee for administrative and legal proceedings in progress.

7 Taxes and Contributions - Assets

	Consolidated		Parent company	
	2004	2003	2004	2003
Deferred income tax and social contribution	209,811	226,125	204,030	220,346
Prepaid and withholding income tax	6,530	30,420	6,239	26,719
PIS	32,035	34,601	30,758	33,434
ICMS and IPI	25,685	21,763	22,054	21,072
Other	16,522	9,491	13,084	9,507
	290,583	322,400	276,165	311,078
Less: current assets	(23,320)	(34,636)	(16,679)	(30,625)
Long-term receivables	267,263	287,764	259,486	280,453

All amounts in thousands of reais unless otherwise indicated

The PIS credit mainly refers to overpayments made in prior years as the constitutionality of these credits was not accepted by the Federal Supreme Court. The Company is still challenging the restatement of these credits, such appeal having been judged valid at two levels. At December 31, 2004, the Company was awaiting for the judgment considering the calculation criteria for these credits to start the offset against amounts of PIS falling due. The recorded amount does not include possible increases arising from a favorable outcome.

At December 31, 2004 and 2003, deferred income tax and social contribution were calculated and recorded as follows:

	2004			2003
	Income tax	Social contribution	Total	Total
Consolidated				
Tax losses carryforward	1,151,415	1,232,010		
Temporary differences	458,063	410,946		
	1,609,478	1,642,956		
Rates	25%	9%		
Total deferred income tax and social contribution	402,370	147,866	550,236	631,637
Unrecorded deferred income tax and social contribution	(241,454)	(98,971)	(340,425)	(405,512)
Deferred income tax and social contribution recognized as asset	160,916	48,895	209,811	226,125
Parent company				
Tax losses carryforward	1,007,930	1,075,735		
Temporary differences	397,481	360,464		
	1,405,411	1,436,199		
Rates	25%	9%		
Total deferred income tax and social contribution	351,353	129,258	480,611	557,412
Unrecorded deferred income tax and social contribution	(196,045)	(80,536)	(276,581)	(337,066)
Deferred income tax and social contribution recognized as an asset	155,308	48,722	204,030	220,346

All amounts in thousands of reais unless otherwise indicated

The main temporary differences are the provision for losses on unamortized goodwill of subsidiaries, asset reversals and provisions to be deductible when settled. Unrecorded deferred income tax and social contribution refer mainly to tax loss carryforwards and non-operating temporary differences.

As shown above, there are unrecorded deferred tax credits of significant amounts. The short and medium-term projections prepared by the Company do not allow a reasonable estimate of the realizable period of the unrecorded assets, based only on the generation of future taxable income. Deferred income tax and social contribution of R$ 204,030 (R$ 220,346 in 2003) was recorded taking into consideration the existence of deferred income tax and social contribution liabilities relating to the revaluation reserve, which assure their realization in approximately 11 years (2003 – 12 years), as shown below, and its realization is in line with the estimate of amortization of the deferred income tax and social contribution liability (see Note 16).

	Recorded tax credits	
Year	**Consolidated**	**Parent company**
2005	16,843	16,317
2006	16,843	16,317
2007	16,843	16,317
2008	16,843	16,317
2009 to 2012	67,372	65,268
2013 to 2015	75,067	73,494
Total	209,811	204,030

As from 2003, the Brazilian tax legislation determined the rate of 9% for social contribution on income, revoking the rate of 8% previously established. This rate increase did not result in the additional recognition of tax credits.

All amounts in thousands of reais unless otherwise indicated

The reconciliation of income tax and social contribution income/expense in the results of 2004 and 2003, at their nominal and effective rates, is as follows:

				Consolidated
		2004		2003
	IR	CSLL	IR	CSLL
Profit before income tax and social contribution and after extraordinary item	853,208	853,208	225,660	225,660
Rate	15% and 25%	9%	25%	9%
Income tax and social contribution calculated on the results before income tax and social contribution and after extraordinary item	(211,104)	(76,789)	(56,415)	(20,309)
Permanent differences				
Equity in the results of subsidiaries, net of provisions	20,660	7,463	24,979	8,912
Realization of deferred income tax and social contribution asset	(11,998)	(4,319)	(11,292)	(4,065)
Realization of revaluation reserve	-	-	(26,395)	(9,502)
Other	14,221	3,981	(4,316)	(1,650)
Debit of income tax and social contribution at the end of each year	(188,221)	(69,664)	(73,439)	(26,614)
Reversal of income tax and social contribution not recorded (1)	61,239	22,745	73,354	26,587
Set-up of provision for deferred income tax	49	23	-	-
Expense for the year	(126,933)	(46,896)	(85)	(27)

All amounts in thousands of reais unless otherwise indicated

				Parent company
		2004		2003
	IR	CSLL	IR	CSLL
Profit before income tax and social contribution and after extraordinary item	848,393	848,393	235,135	235,135
Rate	25%	9%	25%	9%
Income tax and social contribution calculated on the results before income tax and social contribution and after extraordinary item	(212,098)	(76,355)	(58,784)	(21,162)
Permanent differences				
Equity in the results of subsidiaries, net of provisions	30,473	10,970	31,522	11,268
Realization of deferred income tax and social contribution asset	(11,998)	(4,319)	(11,292)	(4,065)
Realization of revaluation reserve	-	-	(26,395)	(9,502)
Other	14,609	4,136	(7,904)	(2,001)
Debit of income tax and social contribution at the end of each year	(179,014)	(65,568)	(72,853)	(25,462)
Reversal of income tax and social contribution not recorded (1)	56,220	20,165	72,853	25,462
Set up of provision for deferred income tax	-	-	-	-
Expense for the year	(122,794)	(45,403)	-	-

(1) In 2003 this reversal resulted mainly from the exclusion of the effects of the changes in the taxation of the foreign exchange variation in 2003 (from cash to accrual regime). In 2004 this resulted mainly from the offset of tax losses carryforward.

The composition of current and deferred income tax and social contribution in the results for the year is as follows:

		Consolidated		Parent company
	2004	2003	2004	2003
Income tax and social contribution -				
Current	(173,901)	(112)	(168,197)	-
Deferred	72	-	-	-
Credit (expense)	(173,829)	(112)	(168,197)	-

All amounts in thousands of reais unless otherwise indicated

8 Notes Receivable

These refer to (i) long-term promissory notes receivable due to the sale of the investments in Grupo Villares, which took place in prior years, in the amount of R$ 65,654 (R$ 57,253 in 2003) – consolidated and parent company – and (ii) in 2003, the deposit made by the subsidiary Acesita International Ltd. to guarantee the acquisition of eurobonds, made by an international financial institution, in the amount of R$ 89,583 – solely in the consolidated, in short-term (see Note 14).

9 Restructuring Assets (Liabilities)

In 1998, the Company and its subsidiaries carried out significant adjustments in their accounts, in view of the realignment of their businesses, as well as the financial and stockholding restructuring which included the sale of investments not considered strategic at that time.

In the first quarter of 2002, Acesita S.A. sold the total of its shares representing 99.89% of voting capital and 98.95% of total capital of Sifco S.A. to MTP - Metalúrgica de Tubos de Precisão Ltda. (MTP), former Mannesmann Tubos de Precisão Ltda. This sale was realized based on technical evaluations of the net assets of Sifco, prepared by an independent consulting company, whose studies and analyses indicated that Sifco had a negative net equity at the time of approximately R$ 90,000.

The sale agreement prescribed that Acesita would assume these liabilities, which could be reduced by up to R$ 20,000 (original amounts) depending on operating cash generation (EBITDA) of Sifco in 2002, determined by a specific report of independent accountants in conformity with predefined criteria and assumptions in the sale agreement. MTP paid Acesita the price of R$ 10.00, at sight, for the shares and assumed full responsibility for the management of Sifco S.A., including its remaining liabilities, upon conclusion of the transaction.

Based on the report issued by the independent accountants specifically engaged, it was verified that Sifco's EBITDA in 2002 was higher than that defined in the agreement, which would allow Acesita to reverse the previously assumed liabilities. Conservatively, since no agreement was reached by the parties as to the criteria used to calculate EBITDA, Acesita management opted to maintain the provision until a final solution, which occurred in March 2004 through an agreement signed by the Company and MTP.

All amounts in thousands of reais unless otherwise indicated

In general terms, this agreement foresees the assumption by the Company of 50% of these liabilities, the assignment of assets (judicial and tax credits and properties) to Sifco recorded in the Company's books for an amount that approximates the other 50%, as well as settlement of the loans between the two companies.

At December 31, the composition of the remaining restructuring items is demonstrated as follows:

	2004	2003
Restructuring items		
Forests, lands and other permanent assets	14,304	25,521
Accounts receivable from the sale of assets and other receivables and rights	2,672	3,806
	16,976	29,327
Provision for the realization of the restructuring assets (*)	(11,062)	(35,497)
Restructuring assets (liabilities), net - consolidated	5,914	(6,170)
Subsidiaries	553	296
Restructuring assets (liabilities), net – parent company	6,467	(5,874)

(*) Includes provision for the Sifco S.A. sale process.

The remaining restructuring assets are being evaluated permanently, based on the expected future realization, in order to assure that the provision recorded is sufficient to cover probable losses on the realization of these assets. In 2003, considering that the amounts related to the provisions for the realization of these restructuring assets – parent company and consolidated – exceeded the book value of these assets, the net amount is recorded in current liabilities in "Restructuring liabilities".

10 Investments

(a) The information on investees is as follows:

	Acesita Export and Trade		Acesita Centros de Serviços Ltda.		Acesita Serviços, Com., Ind. e Part. Ltda.		Aços Planos do Sul S.A.	
	2004	2003	2004	2003	2004	2003	2004(*)	2003
Capital	133	144	6,162	6,162	128,832	128,832	-	230,998
Number of shares/quotas held (in thousands)								
Common	-	-	-	-	-	-	-	365,035
Preferred	-	-	-	-	-	-	-	-
Quotas	500	500	6,162	6,162	128,832	128,832	-	-
Declared stockholders' equity	645	144	1,075	979	167,551	127,713	-	547,669
Adjustment to accounting practice								
Amortization of goodwill (negative goodwill), net of taxes	-	-	-	-	-	(2,536)	-	50,869
Exclusion of revaluation effects recorded by CST (see Note 2)	-	-	-	-	-	-	-	(241,782)
Adjusted stockholders' equity	645	144	1,075	979	167,551	125,177		356,756
Investment in capital at the end of the year - %	100	100	100	100	100	100	-	50.1
Investment in stockholders' equity	645	144	1,075	979	167,551	125,177	-	178,735
Other information on investees-								
Adjusted net income (loss)	512	(3)	(5,087)	(770)	38,719	8,193	-	114,256
Other changes								
Proposed dividends and interest on capital	-	-	-	-	-	3,400	-	51,179

(*) The direct holding in Aços Planos do Sul S.A. was sold in 2004 (see Note 1). In 2003, the investment in stockholders' equity of the investee was reduced by R$ 8,241 in order to adjust the accounting balance to the realizable value.

All amounts in thousands of reais unless otherwise indicated

(b) The changes in investments are as follows:

	In subsidiaries				
	Acesita Export and Trade	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	In other companies and other investments	Total
At December 31, 2003	144	979	125,177	6,645	132,945
Equity in the results	560	96	37,220	(*)1,990	39,866
Dividends and interest on capital received	-	-	-	(1,990)	(1,990)
Provision for losses	-	-	-	(789)	(789)
Other	-	-	-	100	100
At December 31, 2004	704	1,075	162,397	5,956	170,132

(*) Refers to dividends and interest on capital received from investees stated at cost.

The change in the direct and indirect holding in Companhia Siderúrgica de Tubarão – CST during 2004 is as follows:

	Aços Planos do Sul S. A.
At December 31, 2003	170,494
Equity in the results	82,212
Interest on capital and dividends received	(14,021)
Set-up of provision for adjustment to market value	(78,768)
Sale of investments	(159,917)
At December 31, 2004	-

(c) The financial statements of Aços Planos do Sul S.A. were adjusted under the equity method to reflect the significant accounting practices adopted by the Company. The adjustment to stockholders' equity at December 31, 2003, demonstrated in the table above, refers to the amortization of negative goodwill resulting from the acquisition of the investment in Companhia Siderúrgica de Tubarão - CST. At December 31, 2003, the balance to be amortized of this negative goodwill amounted to R$ 49,842 (R$ 110,126 in 2002). In 2003, the balance of the revaluation of CST was also adjusted. As mentioned in Note 1, this investment was sold on November 5, 2004.

All amounts in thousands of reais unless otherwise indicated

(d) The subsidiary Companhia Siderúrgica de Tubarão - CST, as well as the Company, revaluated the property, plant and equipment in March 1999, and the equity increase related to the recognition of the revaluation reserve of that company was recorded in the Company's stockholders' equity as revaluation reserve. As mentioned in Note 2(j), the Company reversed, at December 31, 2003, the net remaining balance of the mentioned revaluation, in the amount of R$ 40,509. The effect recorded in the parent company in the result for the year ended 2003, represented by the depreciation and offsets of the restated balance, including offsets related to the investment, totals R$ 111,602. There are no effects of this nature in 2004 since the CST revaluation balance no longer exists in the Company's financial statements.

(e) The subsidiary Acesita International Ltd. had a negative net assets at December 31, 2004 of R$ 27,872 (negative in R$ 29,672 in 2003). These amounts are classified in long-term liabilities as Other long-term liabilities.

(f) The realizable value per thousand shares, regardless of class, of Companhia Siderúrgica de Tubarão – CST, presented in the financial statements of 2003, was calculated based on the joint purchase offer by Arcelor and Companhia Vale do Rio Doce (see Note 1). The other companies do not have shares traded on stock exchanges.

(g) In view of the sale process concluded in November 2004, the investments in Companhia Siderúrgica de Tubarão were reclassified to long-term receivables.

(h) In order to raise funds for the foreign financing, as well as for commercial operations, a wholly owned subsidiary was formed abroad, Acesita Export and Trade, in the last quarter of 2003.

(i) In October 2003, as widely disclosed, the Stockholders' Extraordinary General Meeting approved the merger of the net assets into the Company due to the partial spin-off of its subsidiary Acesita Centros de Serviços Ltda. This merger was made due to the lack of a strategic and corporate objective for maintaining Celqui – branch of Acesita Centros de Serviços Ltda. – as an independent structure of Acesita S.A., confirmed by the fact that all activities of Celqui are fully integrated into the Acesita S.A. industrial flow. The costs arising from the operation implementation were classified as administrative and had no significant effect, as well as the merged net assets, stated at market value, in the amount of R$ 1,000.00. The operation did not result in any gain or loss on the merger, as well as no changes in the number and composition of the type and class of the shares issued by Acesita S.A..

All amounts in thousands of reais unless otherwise indicated

(j) Equity adjustments for the year are as follows:

	Consolidated		Parent company	
	2004	2003	2004	2003
Acesita Serviços Com. Ind. e Participações Ltda.	-	-	37,220	8,193
Aços Planos do Sul S.A.	82,212	96,368	82,212	96,368
Companhia Siderúrgica de Tubarão – CST	-	2,656	-	2,656
Acesita International Ltd.	-	-	1,802	18,754
Acesita Centros de Serviços Ltda.	-	-	96	(770)
Acesita Export and Trade	-	-	560	(3)
Aços Villares S.A. (*)	1,990	-	1,990	-
	84,202	99,024	123,880	125,198

(*) Refers to dividends and interest on capital received from investee stated at cost.

11 Related Parties

(a) The main balances and transactions with related parties are as follows:

	ASSETS			LIABILITIES		
	Receivables from related parties	Accounts receivable and other	Total	Payables to related parties	Foreign suppliers, financing and other	Total
Arcelor Group	-	51	51	-	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	68,401	68,401	-	43	43
Acesita International Ltd.	129,048	-	129,048	5,285	-	5,285
Acesita Energética Ltda.	-	249	249	-	4,188	4,188
Preservar Madeira Reflorestada Ltda.	-	1,106	1,106	-	289	289
Acesita Centros de Serviços Ltda.	1,677	12	1,689	-	652	652
Inox Tubos S.A.	-	-	-	-	51	51
Acesita Export and Trade	-	144,926	144,926	-	331,850	331,850
Total – 2004	130,725	214,745	345,470	5,285	337,073	342,358
Total – 2003	201,529	111,409	312,938	5,755	404,370	410,125

All amounts in thousands of reais unless otherwise indicated

	Results				
	Revenues				
	Sales	Financial and exchange variations	Total	Financial expenses, exchange variations and other	Purchases
Arcelor Group	(a)	551	551	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	251,645	11	251,656	-	-
Acesita International Ltd.	7,708	21,561	29,269	17,959	-
Acesita Energética Ltda.	-	-	-	-	50,665
Preservar Madeira Reflorestada Ltda.	-	-	-	-	2,425
Acesita Centros de Serviços Ltda.	-	-	-	490	9,079
Inox Tubos S. A.	112,749	-	112,749	-	1,926
Acesita Export and Trade	522,954	-	522,954	20,640	-
Companhia Siderúrgica de Tubarão	-	139	139	-	-
Total – 2004	895,056	22,262	917,318	39,089	64,095
Total – 2003	258,783	15,098	273,881	68,551	58,051

(a) See additional information in Note 14.

The Controlling stockholders subscribed 38,872 debentures of the December 1, 2002 issue. These debentures were fully redeemed in April 2003. The financial expenses related to the subscription totaled R$ 47,161 in the results for 2003.

Transactions with related parties were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are subject to rates and terms individually agreed, and vary from LIBOR + 3% per annum (p.a.) and 8% p.a., plus exchange variation. Sales are made at prices compatible with those practiced with unrelated customers, considering volumes and other commercial aspects.

Receivables and payables of the same type between the Company and its subsidiary Acesita International Ltd. are presented at the net amount.

All amounts in thousands of reais unless otherwise indicated

(b) Guarantees

As of December 31, 2004 and 2003, the Company had the following amounts in guarantees for sureties to related companies, including those recently sold:

	2004	2003
Sifco S.A. (*)	149	149
Acesita International Ltd.	-	28,892
Other	906	906
	1,055	29,947

(*) As mentioned in Note 9, Sifco S.A. and subsidiaries were sold in 2002, and are no longer considered as related companies.

(c) Special Purpose Company - Stainless Overseas

As mentioned in Note 14, the Company made in August 2000 an export receivables securitization.

Accordingly, part of the Company's exports are made through a foreign special purpose company, called Stainless Overseas, the capital of which is fully held by an international financial institution and its representatives, with its activities exclusively limited to the mentioned securitization operation.

Although the Company does not have any capital investment in Stainless Overseas, due to the securitization agreement it is responsible for covering possible losses arising from the securitization operations. When the exports in other currencies (Euro and Canadian dollar) started to be made, Stainless Overseas recorded losses arising from the foreign exchange variation between the U.S. dollar (the currency established in the securitization agreement) and the other currencies used in the export invoices. These losses were recorded during the period comprising the settlement of the customers with Stainless Overseas and the settlement of the balance payable of the latter with the Company.

At December 31, 2004, these losses totaled R$ 6,300 (R$ 6,347 in 2003) and are recorded in the Company's financial statements. In "Other current liabilities". Its settlement will be made upon the termination of the securitization agreement, estimated for August 2005.

At December 31, 2004, Stainless Overseas had total assets of R$ 207,535, total liabilities of R$ 213,835 and negative net assets of R$ 6,300 (2003 – R$ 371,051, R$ 377,396 and R$ 6,345, respectively).

All amounts in thousands of reais unless otherwise indicated

In 2004, the exports made by Stainless Overseas totaled R$ 564,055 (R$ 803,768 in 2003), of which R$ 57,992 (R$ 449,262 in 2003) was made with companies comprising the Arcelor Group. The balance payable on this operation, at December 31, 2004, totaled R$ 66,480 (R$ 180,807 in 2003) and it is included in Securitization of receivables (see Note 14). The interest paid by the Company to Stainless Overseas in 2004, including sureties, totaled R$ 11,708 (2003 – R$ 22,624).

All amounts in thousands of reais unless otherwise indicated

12 Property, Plant and Equipment

	Consolidated				Parent company				
			12/31/04	12/31/03			12/31/04	12/31/03	Useful lives
	Cost	Depreciation	Net	Net	Cost	Depreciation	Net	Net	(years)
In operation									
Buildings and installations	468,341	(214,023)	254,318	267,491	443,815	(206,927)	236,888	254,226	5 to 50
Industrial equipment and distribution systems	2,167,739	(787,540)	1,380,199	1,449,705	2,133,849	(772,172)	1,361,677	1,438,629	5 to 40
Vehicles, furniture, fixtures and tools	43,074	(29,954)	13,120	10,092	37,307	(26,426)	10,881	8,274	5 to 10
Reforestation	178,911	(110,394)	68,517	61,998	434	-	434	434	(*)
Other	85,227	(38,947)	46,280	28,288	84,228	(38,550)	45,678	28,195	Various
	2,943,292	(1,180,858)	1,762,434	1,817,574	2,699,633	(1,044,075)	1,655,558	1,729,758	
Land	9,654	-	9,654	10,183	6,341	-	6,341	6,103	
Advances to suppliers	1,346	-	1,346	2,515	154	-	154	2,516	
Construction in progress	32,048	-	32,048	11,969	29,569	-	29,569	11,953	
Imports in transit	363	-	363	3,038	363	-	363	491	
	43,411	-	43,411	27,705	36,427	-	36,427	21,063	
	2,986,703	(1,180,858)	1,805,845	1,845,279	2,736,060	(1,044,075)	1,691,985	1,750,821	

(*) Base on the depleted areas.

All amounts in thousands of reais unless otherwise indicated

(a) At June 30, 2001, the Company revalued a substantial part of its industrial assets based on an appraisal report issued by an independent appraiser, approved at the Extraordinary Stockholders' Meeting held on August 13, 2001. The accounting for this revaluation considered the recovery of the total amount of these assets from the future operations of the Company.

The book value of the revalued assets at June 30, 2001 increased from R$ 1,268,709 to R$ 1,685,531, representing an increase of R$ 416,822 in property, plant and equipment and R$ 279,271 in the revaluation reserve in stockholders' equity, net of tax effects.

At December 31, 2004, the balance of the revaluation recorded in property, plant and equipment is R$ 622,800 (R$ 670,794 in 2003). The effect on the result for 2004, arising from depreciation of the revalued balance, is an expense of R$ 47,994 (R$ 45,170 in 2003).

(b) At December 31, 2004, the Company has land, buildings and equipment given in guarantee amounting to R$ 484,228 (R$ 487,646 in 2003).

13 Deferred charges

	Consolidated		Amortization
	2004	2003	- %
Goodwill in the acquisition of investments	52,764	31,283	10
Other	436	321	10
	53,200	31,604	
Accumulated amortization	(37,894)	(10,926)	
	15,306	20,678	

All amounts in thousands of reais unless otherwise indicated

14 Financing

	Annual weighted average interest and commissions (%)		Consolidated		Parent company	
	2004	2003	2004	2003	2004	2003
Foreign currency (*)						
Advance on export contracts and prepayments	6.53	7.02	693,825	1,134,048	692,972	1,130,340
Securitization of receivables	9.30	8.91	331,872	159,986	331,872	159,986
Raw materials and spare parts	2.35	5.04	45,454	61,391	45,454	61,391
Property, plant and equipment	5.28	7.73	79,625	161,503	79,625	161,503
Eurobonds	-	11.13	-	168,164	-	204,073
Working capital and other	12.59	7.20	61,794	198,707	61,794	165,446
			1,212,570	1,883,799	1,211,717	1,882,739
Local currency -						
Property, plant and equipment	10.57	10.41	166,520	3,659	165,655	2,503
Working capital and other	20.04	10.88	32,601	104,768	30,786	104,660
			199,121	108,427	196,441	107,163
			1,411,691	1,992,226	1,408,158	1,989,902
Less – current liabilities			(539,472)	(861,077)	(537,144)	(860,798)
Long-term liabilities			872,219	1,131,149	871,014	1,129,104

(*)Mainly in U.S. dollars.

Financing is subject to exchange variation or monetary restatement based on official indexes or rates and is partially guaranteed by equipment.

Eurobonds - Financing through the Eurobond issue matures in 2004, with an earlier redemption option in October 2001. About 54% of the bondholders, amounting to US$ 80,685,000, equivalent to R$ 224,224, exercised their put option and settled on October 15, 2001, at a 0.75% discount.

The Eurobond contract provides for anticipation of maturity in the event of noncompliance with certain clauses and conditions. In September 2002, as approved by the extraordinary bondholders' meeting convened by the Trustee, the Company obtained a waiver that excluded the then existing covenants and eliminated the negative pledge clauses.

All amounts in thousands of reais unless otherwise indicated

In order to exclude these covenants, the Company appointed an international financial institution (Deutsch Bank), which acquired the Eurobonds from bondholders who were not interested in holding them, and became the Company's creditor in place of the original bondholders. In return, the Company, through its subsidiary Acesita International Ltd., made a deposit with the financial institution in guarantee of the bonds acquired (Credit Linked Deposits), remunerated at the same rates as the Eurobonds. The total reimbursement of this deposit to the mentioned subsidiary occurred in October 2004, at the original operation maturity date, when the Company settled the securities. At December 31, 2003, the value of guarantee deposits with Deutsch Bank was R$ 89,583, equivalent to US$ 31,006 thousand, classified in the consolidated as securities receivable.

Securitization of receivables - In August 2000, the Company carried out receivables securitization transactions with the issuance of certificates, in the original amount of R$ 273,060, equivalent to US$ 150 million, payable in 48 months, with a grace period of one year and an annual interest rate of 9.3%, including collateral remuneration. Accordingly, the Company's exports, except to Mercosur and other qualified customers, are made through its special-purpose company located abroad, Stainless Overseas. Portions of these receivables guarantee the monthly payments. In the event the Company does not export a volume sufficient to settle the installments, the Arcelor Group is responsible for realizing supplementary trading operations up to the necessary volume. The balance payable at December 31, 2004 is R$ 66,480 (R$ 180,807 in 2003) and is included in the Securitization of receivables account.

During 2003, the Company obtained a waiver, allowing that all of its exports to Arcelor Group companies could be shipped without transiting through Stainless Overseas.

Structured prepayment of exports – In December 2003, the Company concluded, together with a banking syndicate, a structured prepayment of exports in the original amount of R$ 360,738, equivalent to US$ 125 million, to be paid in 24 months, with a grace period of one year, subject to monthly LIBOR plus 4.35% p.a. At the same time, the Company, through a specific contract, made a swap of the LIBOR rate indexing it to the fixed rate of 2.20% p.a. The financial liquidation of the difference between these rates (contracted versus swap) is made monthly. The operation is guaranteed by a promissory note and collateral of Acesita S.A. and obligates it to observe the covenants linked to indebtedness indices, the volume of financial expenses and cash generation, profit sharing limited to 33% of adjusted net income and the directioning of exports to customers of the Arcelor Group through its subsidiary Acesita Export and Trade - AET. Portions of these receivables are pledged in guarantee of the monthly payments. In 2004, the exports through AET totaled R$ 501,921 with companies comprising the Arcelor Group. The balance payable at December 31, 2004 is R$ 331,800 (R$ 361,150 in 2003) and it is included in the prepaid exports account.

All amounts in thousands of reais unless otherwise indicated

Additionally, at December 8, 2004, the syndicate union formalized the agreement with the amendment to the clause that limited the distribution of results at the rate of 33% for 100% of the restated annual net income.

In the December 2003 financial statements of the parent company and consolidated, the financial investments directed exclusively for the payment of financing, in the amount of R$ 7,275, were deposited in a restricted/blocked account, which was classified and reduced the total debt amount.

At December 31, the long-term installments fall due as follows:

	Consolidated		Parent company	
YEAR	**2004**	**2003**	**2004**	**2003**
2005	-	418,934	-	417,866
2006	423,919	354,810	422,714	353,988
2007	200,917	137,648	200,917	137,493
2008	70,524	72,977	70,524	72,977
2009	103,408	68,443	103,408	68,443
2010	51,096	54,057	51,096	54,057
2011	22,355	24,280	22,355	24,280
	872,219	1,131,149	871,014	1,129,104

15 Debentures

		Number of debentures				Consolidated and parent company	
Issue	**Date of issue**	**Issued**	**Outstanding**	**Original maturity**	**Annual rate**	**2004**	**2003**
5th	12.1.02	80,000	3,533	12.01.06	IGPM +12%	-	35,874
							35,874
Less – current liabilities						-	(544)
Long-term liabilities						-	35,330

All amounts in thousands of reais unless otherwise indicated

December 1, 2002 issue - The Company issued 80,000 simple debentures, registered, without certificates and nonconvertible into shares, with a face value of R$ 10,000.00 each, totaling R$ 800,000, maturing on December 1, 2006. Until December 1, 2004, the debentures are remunerated at the annual rate of 12% on the amount restated based on the General Market Price Index (IGP-M) measured by the Fundação Getúlio Vargas, to be paid annually on December 1, 2003 and 2004. As from December 1, 2004, the Company's Administrative Council will be responsible for determining the debenture renegotiation conditions, approving a new term and the remuneration and monetary restatements to be paid, as well as the payment dates, or approving earlier redemption, in total or in part. Debenture holders not agreeing with the eventual new conditions established by the Council will have a period of five business days, from publication of the Notice to Debenture holders, to manifest their option to sell their debentures to the Company. In this case, the Company will be obliged to acquire, at the restated value, the debentures of those holders who do not agree with the new terms. Any debentures acquired resulting from the option to sell exercised by debenture holders can be cancelled, remain in treasury or be reissued in the market.

On April 11, 2003, the Administrative Council decided to close the public distribution of these debentures and to cancel the 37,545 debentures that had not been issued in the market until that date.

Also, in April 2003, the Company offered early redemption to the holders of these debentures. Investors who held 39,172 debentures accepted the offer, and they were redeemed on April 24 and 28, 2003. Subsequently, on October 21, 2003, 250 debentures were reissued and therefore there were 3,533 outstanding debentures at December 31, 2003.

At November 16, 2004, new conditions were established for the second payment period, and all debenture holders decided for their redemption, which occurred on December 1, 2004, in the amount of R $44,408.

All amounts in thousands of reais unless otherwise indicated

16 Taxes and Contributions - Liabilities

	Consolidated		Parent company	
	2004	2003	2004	2003
Deferred income tax and social contribution	211,753	233,921	211,753	228,069
Withholding income tax	6,802	2,696	6,705	2.082
IRPJ and CSLL payable	10,933	72	9,220	-
COFINS	3,631	6,216	2,316	5,432
IPI	6,909	1,948	6,666	1,929
ICMS	670	2,126	193	1,712
Other	4,809	2,091	4,119	1,768
	245,507	249,070	240,972	240,992
Less: current liabilities	(33,754)	(15,149)	(29,219)	(12,923)
Long-term liabilities	211,753	233,921	211,753	228,069

The balance of deferred income tax and social contribution basically refers to revaluation reserve. the realization of which will be made through the depreciation or offset of the revaluated assets.

17 Income Tax and Social Contribution in Litigation

	Consolidated		Parent company	
	2004	2003	2004	2003
Income tax	42,836	41,105	41,907	40,690
Social contribution	15,186	14,667	14,879	14,540
PIS	42,568	40,688	42,568	40,009
INSS (independent contractors)	1,529	1,353	1,289	1,113
Other	561	520	448	412
	102,680	98,333	101,091	96,764

The Company and its subsidiaries are party to lawsuits questioning the legal aspects of certain taxes and has escrow deposits related to these taxes and part of the contingencies mentioned in Note 18, amounting to R$ 131,148 in the consolidated and R$ 127,642 in the parent company (R$ 129,862 and R$ 126,142, respectively, in 2003).

All amounts in thousands of reais unless otherwise indicated

These lawsuits involve the following main matters:

- Income tax and social contribution on net income - Refer to the difference, deposited in escrow, between taxable income offset against the accumulated deficit restated based on the inflation effects of the "Summer Plan", without observing the 30% annual limit and the criteria defined by tax legislation, which is being questioned. In 2004, regardless of the litigation in process, the Company opted to pay income tax and social contribution calculated in the current year, instead of payment via judicial deposit. Accordingly, income tax and social contribution provisions for 2004, in the amount of R$ 5,517 and R$ 3,703, respectively, are recorded in current liabilities.

- Social Integration Program (PIS) – Refers to the restatement of PIS calculated on a semiannual basis, determined while Decree-Laws 2445/88 and 2449/88 were in effect.

In November 2002, the Company filed with the appropriate court an application to discontinue the litigation against the expansion of the PIS and COFINS calculation basis, as well as the increase in the COFINS rate introduced by Law 9718/98, as it understood that the outcome might be unfavorable, and offset the provision previously recognized against the existing escrow deposit balance. The process was authorized on August 2003 and December 31, 2004 and the related calculation is being checked by the parties.

18 Provision for Contingencies

The Company and its subsidiaries are parties to certain tax, labor, and civil lawsuits and administrative proceedings arising in the ordinary course of business, before various courts and governmental agencies.

All amounts in thousands of reais unless otherwise indicated

Management, based on information provided by its legal advisors, an analysis of the pending lawsuits and, regarding labor claims, based on prior experience in connection with amounts claimed, set up a provision at an amount considered sufficient to cover potential losses on pending litigation, as follows:

	2004	2003
Tax and social security	36,245	21,365
Labor	12,140	8,503
Civil	14,327	8,064
Total parent company	62,712	37,932
Subsidiaries	2,248	4,895
Total consolidated	64,960	42,827

These provisions involve the following major issues:

Tax and social security

- Social contribution on net income – Refers to litigation on attorney fees awards from a lawsuit previously settled, estimated at R$ 2,854 (R$ 2,490 in 2003).

- ICMS - Refers substantially to a provision to cover possible losses from various lawsuits filed by State tax authorities involving a dispute on the use of credits on products considered to be intermediate by the Company and understand to be for own use and consumption by the authorities. At December 31, 2004, the provision amounts to R$ 18,286 (R$ 14,308 in 2003). The additional provision in relation to the prior year is classified under Other operating expenses.

- INSS – Refers to the provision for INSS assessment notices received in the 2nd quarter of 2004 relating to discussions on retentions for social security contributions on services rendered by third parties, as well as on bonuses paid to employees. At December 31, 2004, the provision amounts to R$ 9,963.

- Other taxes – Refer basically to the provision for discussions of compulsory charges, increase in rates regulated by government agencies and similar, totaling R$ 5,142 (R$ 4,567 in 2003).

All amounts in thousands of reais unless otherwise indicated

Labor

- The Company is the defendant in various labor claims, including moral, physical and aesthetical damages. The provision to cover possible unfavorable outcomes is recognized on an individual basis considering the expectations of the legal advisors as to a possible or probable loss. A provision of R$ 12,140 (R$ 8,503 in 2003) to cover these liabilities has been set up.

Civil

- The Company is the defendant in various civil lawsuits, including moral, physical and aesthetical damages, property and possessory actions, among others. Based on the opinion of the legal advisors, a provision of R$ 14,327 (R$ 8,064 in 2003) was set up to cover these claims.

Also, the Company is the defendant in other disputes, principally of social security nature, estimated at R$ 56,824 (R$ 26,918 in 2003). Based on the legal advisors' understanding that the outcome of these lawsuits is difficult to be predicted, a provision was not set up.

19 Stockholders' Equity

The Extraordinary General Meeting (AGE) held on October 5, 2004 approved the grouping of shares, in the proportion of 10,000 shares to 1 and, as from November 16, 2004, the shares will be traded solely by the unit quotation.

The same AGE approved the setup of a statutory reserve for investments and working capital, in which up to 75% of adjusted net income can be allocated, in accordance with corporate legislation, without prejudice to shareholders' right to receive the minimum mandatory dividend of 25%. The objective of this reserve is to assure resources for investments in permanent assets or working capital increases, including through debt amortizations, independent of retention of net income restricted to the capital budget. Its balance, together with the other revenue reserves, except for the contingency and unrealized profits reserves, may not exceed capital and can be used (i) to absorb tax losses; (ii) for distribution of dividends at any time; (iii) for share redemption, reimbursement or purchase authorized by law; and (iv) to increase capital, including bonuses in new shares. Simultaneously to the operation in the Brazilian market, the American Depositary Receipts – ADRs started to be traded in the proportion of one share for two ADRs, observing the different types/species.

All amounts in thousands of reais unless otherwise indicated

Subscribed and paid-up capital is as follows:

	2004	**2003**
Common shares	24,900,865	249,008,650,479
Preferred shares	49,647,512	496,475,129,241
Total shares	74,548,377	745,483,779,720

The Company is authorized to increase its capital, regardless of the statutory restructuring, in up to 80,000,000 shares (2003 – 800,000,000,000 shares), of which 26,666,667 are common shares (2003 - 266,666,666,667 common shares) and 53,333,333 are preferred shares (2003 – 533,333,333,333 preferred shares), approved by the Board of Directors and under the conditions established by this entity.

The preferred shares have priority on the reimbursement of capital, with the same premium granted to the common shares and same conditions as the common shares in the capital increases arising from the capitalization of the monetary adjustment, revenue and income.

Stockholders are entitled to a minimum mandatory dividend in cash of 25% of net income, adjusted and calculated based on Article 202 of Law 6404/76, being the preferred shares assured with dividends of 10% higher than those assigned to the common shares.

The Company's by-laws authorize the preparation of interim financial statements and the Board of Directors can authorize interim dividends calculated on these financial statements and can also use the revenue reserve for investment and working capital.

At December 30, 2004, R$ 59,283 of interest on capital was recorded (R$ 0.748069 per common share and R$ 0.822876 per preferred share), approved by the Board of Directors at the meeting held on December 17, 2004 "ad referundum" to the Ordinary General Meeting, to be paid as from February 15, 2005.

At March 11, 2005, the Board of Directors approved the proposal to be submitted to the Ordinary General Meeting for the payment of dividends for the year ended December 31, 2004, in the amount of R$ 130,561 (R$1.647502 per common share and R$1.812252 per preferred share), in addition to the interest on own capital previously recorded.

All amounts in thousands of reais unless otherwise indicated

The appropriation of net income for the year ended December 31, 2004 is as follows:

	Parent company and consolidated
Net income for the year	680,196
Realization of revaluation reserve	31,677
Offset of accumulated losses	(312,200)
	399,673
Legal reserve	(19,984)
Income to be used by the Ordinary General Meeting	379,689
Reserves for investments and working capital	189,845
Interest on capital of preferred stockholders at R$ 0.822876 per outstanding share at the date of the payment of the related interest on capital	40,767
Interest on capital of common stockholders at R$ 0.748069 per outstanding share at the date of the payment of the related interest on capital	18,516
	59,283
Dividends of preferred stockholders at R$ 1.812252 per outstanding share at the date of the payment of the related dividends	89,782
Dividends of common stockholders at R$ 1.647502 per outstanding share at the date of the payment of the related dividends	40,779
	130,561
Distribution of interest on capital and dividends	189,844

The Extraordinary General Meeting, held on January 13, 1998, authorized the acquisition of the Company's own shares, to be held in treasury and then sold or canceled. The amounts at cost of acquisition total R$ 3,937. These shares were not sold during the year. The composition is as follows:

All amounts in thousands of reais unless otherwise indicated

		Cost in reais (per thousand shares)			Market value	
Type	Quantity	Average	Maximum	Minimum	2004	2003
Common	148,901	36.50	36.50	36.49	5,434	2,457
Preferred	105,490	38.17	38.79	37.55	4,027	1,751
					9,461	4,208

At December 31, 2004, the equity value per share was R$ 20.43 (R$ 13.6 per ten thousand shares in 2003).

20 Non-operating Result

At December 31, 2004 and 2003, the non-operating result; in the amount of R$ 70,516 (2003 - R$ 18,521) and R$ 71,427 (2003 – R$ 19,037) – consolidated and parent company, respectively – is mainly represented by the net result on the sales of the Companhia Siderúrgica de Tubarão – CST shares, not subject to the stockholders' agreement (see Note 1), as well as expenses resulting from the provision for adjusting the remaining shares to the expected realization amount (see Note 10).

21 Pension Plan and Extraordinary Item

The Company and its subsidiary Acesita Energética Ltda. sponsor two pension funds for employees, Acesita Previdência Privada - Aceprev and Acesita Pension Plan (former CCF Pension Plan), the principal purpose being to complement benefits provided by government social security. At December 31, 2004, the ACEPREV and the Acesita Pension Plan had, respectively, 3,310 and 199 active participants (3,259 and 210 in 2003) and 514 and 385 retired employees, pensioners and employees that withdrew (509 and 383 in 2003).

ACEPREV is a defined contribution plan with assured benefit and capitalization regime for calculating and accumulating the necessary funds for the plans. The plan benefits are funded as follows:

(a) Participant contribution: contributes with percentages on the applicable salary, if desirable, without maximum limit, considering the minimum of 3%. The participant can also opt for the voluntary contribution, which can be made on the anniversary date of the plan (December 1) in order to increase the balance to be used upon retirement for this type of contribution there is on sponsor participation.

All amounts in thousands of reais unless otherwise indicated

(b) Sponsor contribution: the Company contributes with 100% of the participant contribution, up to the limit of 5% of the applicable salary. The sponsor also makes extraordinary contributions to cover the minimum benefit to assure the benefits of disability, sickness allowance, surviving spouse pension and retirement, as well as coverage for administrative expenses.

The Acesita Pension Plan is a defined contribution plan with life revenue payment and capitalization for calculating and accumulating funds necessary for the plans. The plan benefits are funded as follows:

(a) Participant contribution: annually the participant defines the individual participation (between 0.5% and 5%) for the next year in accordance with the specific table based on age and employment relationship with the sponsor.

(b) Sponsor contribution: limited to 4% of the payroll of employees subscribed in the benefit plan, on a annual basis and it is defined based on the rate (between 0.30% and 6%) calculated on the participants individual contributions, being the sponsor authorized to contribute, on a temporary or permanent basis, with additional amounts in accordance with its economical or financial possibilities. Additionally, to fund the general plan installment the sponsor contributes 1.35% of the total payroll salaries.

At December 31, 2004, an independent actuary made, an analysis of the actuarial assets and liabilities of the pension funds sponsored by the Company, in order to determine the effects on the financial statements.

The reconciliation between these actuarial assets and liabilities is as follows:

	ACEPREV	PSA (*)
Present value of actuarial liabilities – covered	(242,929)	(19,312)
Fair value of plan assets	320,631	26,143
Net plan assets (partially recorded by the sponsor)	77,702	6,831

All amounts in thousands of reais unless otherwise indicated

The estimated amounts to be recognized in the result for 2005 are as follows:

	ACEPREV	PSA (*)
Cost of current service, net	1,486	112
Interest on actuarial liabilities	7,467	2,094
Expected earnings on plan assets	(9,275)	(2,872)
Adjustments to assets recognition	-	773
Gross revenue (expense)	(322)	107
Expected contributions from the participants	(79)	(54)
Expected contributions from the sponsor	4,802	-
Net expenses to be reserved	4,401	53
Expected administrative expenses for the next year	1,609	10
Total	6,010	63

(*) Acesita Pension Plan, managed by HSBC Pension Plan.

At December 31, 2004 and 2003, the main actuarial assumptions for ACEPREV and Acesita Pension Plan were as follows:

	2004	2003
Economical hypothesis		
Discount nominal rate for actuarial liabilities	11.30% p.a.	Same
Nominal rate of expected earnings on plan assets	11.30% p.a.	Same
Salary increase	Inflation + 1% p.a.	Same
Benefit adjustment rate	Inflation	Same
Inflation rate	5% p.a.	Same
Decrease tables		
General mortality	UP-94	Same
Disability	Mercer Disability increased five times	Mercer Disability
Disabled persons mortality	IAPB-57	Same
Turnover	15% / (service period + 1) for ACEPREV and 25% / (service period + 1) for PSA	Same
Other hypothesis		
Percentage of married persons	90% of participants	Same
Difference between men and women ages	Women four years younger than men	Same
Probable retirement age	50% in the age of advanced retirement and 100% in the age of regular retirement [1]	Same

[1] The Acesita Pension Plan does not provide anticipated retirement; therefore, it is considered the service period for retirement.

All amounts in thousands of reais unless otherwise indicated

In 2003, the Administrative Council of Aceprev decided to exonerate the sponsor from the payment of future contributions in the amount of R$18,204 (R$ 17,358, net of taxes). This amount is equivalent to the part that relates to the sponsor exclusively on the reversal of the provision for income tax by Aceprev, as the entity adhered to the amnesty declared by the Federal Government in 2001.

Accordingly, in compliance with the decision, Aceprev consigned the referred amount to a specific fund, segregated from the other funds that are an integral part of its financial statements, that will be used exclusively to settle future contributions of the sponsor, now exonerated.

In this way, the referred amount effectively became a credit of the sponsor with Aceprev, and was fully recognized by the Company in the result for the year ended December 31, 2003, in the Extraordinary item account, net of taxes.

The remaining balance of the net assets of Aceprev and Acesita Pension Plan, as at December 31, 2004 and 2003, has not been recognized by the sponsor due to uncertainty about recovery through reimbursement or reduction of future contributions.

The charges recorded in the result for the year totaled R$ 6,082 (R$ 4,817 in 2003) in the consolidated and R$ 5,791 (R$ 4,599 in 2003) in the parent company, relating to contributions to the entities mentioned above.

22 Financial Instruments

The Company and its subsidiaries have financial instruments which are inherent to their operations, are represented by cash and banks, accounts receivable, investments, financing, swap instruments and debentures. It maintains policies and operational strategies, seeking liquidity, remuneration and safety, as well as procedures to monitor balances, and has operated with banks that meet the requirements of financial solidity and reliability, in accordance with defined management criteria. The control policy consists of the constant monitoring of contracted rates versus current market rates.

All amounts in thousands of reais unless otherwise indicated

Also, in order to reduce exchange variation effects, the Company contracts swap instruments (principally US$ for CDI - interbank deposit rate), as well as having receivables in U.S. dollars arising from exports, which reduce its exchange exposure. The notional amount of these swap instruments at December 31, 2004 amounted to R$ 40,784 (US$ 15,365) (R$ 536,952-US$ 185,848 in 2003), with maturities as follows:

	Consolidated and parent company (base value)	
Year	**2004**	**2003**
2004	-	524,884
2005	37,088	8,209
2006	3,696	3,859
	40,784	536,952

At December 31, 2004, the margin balance related to these instruments, representing a liability of R$ 12,561 (2003 – liability of R$ 64,509), was classified together with the balance of financing (Foreign currency – working capital and other) in liabilities (2003 – R$ 42,235 recorded in current liabilities and R$ 22,274 together with the balance of financing, in accordance with the specific characteristics of each swap contract).

As from 2003, the Company opted to reduce the volume of swap transactions, not renewing the contracts that expired during the year. This strategy is due to the increase in sales in foreign markets, as these receivables are a natural hedge, and the option for financing in foreign currency linked to exports.

As mentioned in Note 14, the Company also has interest rate swaps linked to the financing of structured export prepayments, settled financially monthly on the last day of each month.

All amounts in thousands of reais unless otherwise indicated

At December 31, 2004, the net exposure to the risk of exchange rate fluctuations is as follows:

	Book value	
	Consolidated	Parent company
Cash and banks	153,406	43,682
Accounts receivable and other assets	328,463	484,085
Suppliers and other accounts payable	(85,449)	(104,901)
Financing, net of swap differential margins	(1,203,009)	(1,199,156)
Swap transactions	40,784	40,784
Net exposure in 2004	(765,805)	(735,506)
Net exposure in 2003	(968,768)	(936,952)

At December 31, 2004, the financial instruments, short and long-term, whose book values differ significantly from market values, are as follows:

	Consolidated		Parent company	
	Book value	Market value	Book value	Market value
Liabilities				
Financing	1,411,691	1,357,729	1,408,158	1,354,311

Market value was not estimated for investments in closely-held companies because an active market for their shares does not exist.

Management considers that a provision to reduce the book value of swaps to market value is not necessary as these instruments are expected to be held to maturity.

The market value of loans, financing, swaps and debentures was determined by using current interest rates available in the market for transactions with similar conditions and maturities.

Market values are calculated at a specific time, based on available information and own evaluation methodologies. The estimates do not necessarily indicate the amounts that could be realized in the market at the rates/quotations adopted. The use of different market sources of information and/or evaluation methodologies could have a significant affect on the estimated market values.

Also, the Company is subject to credit risk in connection with its cash and banks, financial investments and derivatives. This risk is minimized by concentrating financial operations in financial institutions with a good rating. Additionally, the Company has financial investments in the bank intervened by the Central Bank of Brazil in November 2004, and set up a provision for losses covering the full amount equivalent to R$ 8,631. It does not have guarantee contracts for financial instruments. Credit risks arising from sales in installments are minimized by constant monitoring and a strict policy for granting credit. In general, guarantees are not required for sales in installments. The Company has an allowance for receivables considered by management to be difficult to realize.

The Company is also exposed to the risk arising from price variations of its main raw material, nickel, the price of which oscilates in the international market. To minimize this risk, it implemented the Extra Alloy concept for customers located in Brazil, part of Europe, the United States and Canada. That is, a portion of the sales price is adjusted by the average nickel quotation in the international market in the penultimate month prior to the commercial contact (order placement). In this way, price changes, whether down or up, are adjusted periodically. For markets where this concept has not yet been implemented, the Company negotiates the sales prices of its products by lot (spot sales), based on the price of nickel purchased at a volume compatible with the sales lots projected for these markets. Accordingly, as from January 2004, the Company started to realize hedge operations to ensure the purchase price of nickel when fixing the sales price of stainless steel. For exports, there is an exposure between the date the purchase price of nickel is defined and the date the price of stainless steel is defined. To minimize this effect, the Company can lock the nickel price at the purchase date until the date the sale price of stainless steel is defined through derivative instruments on the *London Metal Exchange (LME).* This mechanism, particularly advantageous when the nickel price drops, will reduce the impact of sudden variations in the price of this raw material.

All amounts in thousands of reais unless otherwise indicated

The outstanding nickel hedge contracts at December 31, 2004 are as follows:

Contract date	Maturity date	Quantity (in tons)	Premium contracted by ton (in US$)	Income (expense) recorded in the result of the Company
9/14/2004	1/10/2005	108.0	(125.00)	(8)
10/19/2004	2/7/2005	120.0	(20.00)	(223)
11/25/2004	1/7/2005	378.0	(10.00)	(151)
11/25/2004	3/7/2005	120.0	(35.00)	(80)
12/1/2004	2/7/2005	177.0	(5.00)	(3)
12/14/2004	1/27/2005	150.0	0.00	707
12/14/2004	2/4/2005	125.0	0.00	691
12/14/2004	2/7/2005	125.0	0.00	730
(=) Pro-rate income (expense) arising from outstanding contracts				1,663
(+) Income (expense) arising from contracts concluded in the year ended December 31, 2004				(4,058)
(=) Income (expense) recorded for the year ended December 31, 2004				(2,395)

At December 31, 2004, there is a balance receivable (asset) of R$ 1,663, net of amortizations already effected.

23 Insurance Coverage

The Company has insurance coverage for its principal assets at amounts considered sufficient to cover eventual losses. At December 31, 2004, the total amount contracted is R$ 929,040, equivalent to US$ 350,000 thousand.

All amounts in thousands of reais unless otherwise indicated

24 EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION – LAJIDA (OPERATING CASH GENERATION – EBITDA)

Reconciliation of Lajida (EBITDA) with the information contained in the Company's financial statements.

	Consolidated		Parent company	
	2004	2003	2004	2003
Operating profit	923,719	226,823	919,820	236,814
Financial result	115,205	258,897	112,257	270,571
Equity in the results of subsidiaries	(84,202)	(99,916)	(123,880)	(126,090)
Depreciation, amortization and depletion	143,513	136,433	133,757	119,031
Lajida (EBITDA)	1,098,235	522,237	1,041,954	500,326

25 Supplementary Accounting Statements

(a) Statement of cash flows

Aims at providing relevant information on cash inflows and outflows during the years, presenting the cash flows arising from or applied in operating, investment and financing activities.

All amounts in thousands of reais unless otherwise indicated

	Consolidated		Parent company	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income for the year	679,374	225,548	680,196	235,135
Adjustments to reconcile result to cash generated by Operating activities				
Depreciation, amortization and depletion	143,513	136,433	133,757	119,031
Results from sale of permanent assets	94,214	(463)	94,802	(4,420)
Equity in the results of subsidiaries and amortization of negative goodwill	(84,202)	(99,916)	(123,880)	(126,090)
Provision for adjustment to market value of investment in CST	-	8,241	-	8,241
Gain on holding in subsidiary	-	(1,092)	-	(1,092)
Extraordinary item	-	(17,358)	-	(17,358)
Set-up (reversal) of provisions	(20,388)	(9,578)	(17,834)	(6,726)
Financial expenses, including monetary and exchange variations, interest and others	·(8,645)	232,453	(5,988)	206,567
	803,866	474,268	761,053	413,288
(Increase) decrease in assets				
Receivables	(240,164)	9,034	(283,868)	(63,728)
Inventories	(158,991)	(65,623)	(135,541)	(65,121)
Net change in receivables from related parties	-	3,719	68,317	47,176
Receipt of dividends and interest on capital	14,021	36,613	14,021	36,613
Taxes and contributions	31,817	18,457	34,913	18,366
Notes receivable	81,182	33,478	(8,401)	(5,611)
Other	8,867	(31,094)	4,640	(32,132)
	(263,268)	4,584	(305,919)	(64,437)
Increase (decrease) in liabilities				
Suppliers	6,303	(95,913)	(1,673)	(28,196)
Salaries and social charges	16,396	11,086	15,284	11,359
Taxes and contributions	(3,563)	1,206	(20)	3,195
Restructuring liabilities	(6,170)	-	(5,874)	-
Other	27,047	6,260	13,377	7,605
	40,013	(77,361)	21,094	(6,037)
Net cash flow generated by operating activities	580,611	401,491	476,228	342,814
CASH FLOWS FROM INVESTMENT ACTIVITIES:				
Purchase of property, plant and equipment	(91,527)	(55,017)	(69,351)	(36,582)
Purchase of shares/quotas	(72)	(2,560)	-	(2,707)
Receipts on sale of investments and property, plant and equipment	167,261	492,611	166,082	491,481
Net cash flow generated (used) in investment activities	75,662	435,034	96,731	452,192

All amounts in thousands of reais unless otherwise indicated

	Consolidated		Parent company	
	2004	**2003**	**2004**	**2003**
CASH FLOWS FROM FINANCING ACTIVITIES				
Financing – foreign currency				
Fundings	1,021,123	1,659,207	1,021,123	1.616.820
Amortizations	(1,633,763)	(1,616,478)	(1,633,763)	(1.521.053)
Loan and financing – local currency				
Fundings	224,063	196,063	222,960	192.780
Amortizations	(259,939)	(763,815)	(258,836)	(763.043)
Net cash flows used in financing activities	(648,516)	(525,023)	(648,516)	(474,496)
NET CASH FLOWS GENERATED IN THE YEAR	7,757	311,502	(75,557)	320,510
Increase (decrease) in cash and banks				
At the beginning of the year	470,090	158,588	410,120	89,610
At the end of the year	477,847	470,090	334,563	410,120
Change in cash and banks	7,757	311,502	(75,557)	320,510

All amounts in thousands of reais unless otherwise indicated

(b) Statement of Added Value

Aims at showing to whom the Company allocates its income from operations: employees, Government, third parties and stockholders. All information presented is extracted from the accounting records, and there is only a reclassification of certain information contained in the traditional statement of income, which are considered as distribution of added value generated.

	CONSOLIDATED				PARENT COMPANY			
	2004	%	2003	%	2004	%	2003	%
Income	**3,772,024**		**2,735,187**		**3,734,251**		**2,629,846**	
Sales of products and services	3,844,171		2,724,884		3,805,807		2,620,100	
Reversal (set-up) of allowance for doubtful accounts	(1,632)		(5,667)		(129)		(5,708)	
Non-operating and extraordinary item	(70,515)		15,970		(71,427)		15,454	
Inputs purchased	**(2,212,149)**		**(1,865,128)**		**(2,340,546)**		**(1,839,717)**	
Raw materials consumed	(1,598,150)		(1,219,507)		(1,738,474)		(1,249,251)	
Materials, energy, third-party services and other	(613,999)		(645,621)		(602,072)		(590,466)	
Gross added value	**1,559,875**		**870,059**		**1,393,705**		**790,129**	
Retentions								
Depreciation, amortization and depletion	(143,513)		(136,433)		(133,757)		(119,031)	
Net added value produced by the Company	**1,416,362**		**733,626**		**1,259,948**		**671,098**	
Added value received on transfers	**299,789**		**549,218**		**307,524**		**554,932**	
Equity in the results of subsidiaries and dividends/interest on capital concerning other investments	84,202		99,916		123,880		126,090	
Financial income and monetary exchange variations	215,587		449,302		183,644		428,842	
TOTAL ADDED VALUE FOR DISTRIBUTION	**1,716,151**		**1,282,844**		**1,567,472**		**1,226,030**	

All amounts in thousands of reais unless otherwise indicated

	CONSOLIDATED				PARENT COMPANY			
	2004	%	2003	%	2004	%	2003	%
DISTRIBUTION OF ADDED VALUE:								
EMPLOYEES								
Salaries and charges	169,520	9.88%	159,627	12.44%	157,351	10.04%	135,216	11.03%
Board of directors' fees	6,132	0.36%	6,366	0.50%	4,873	0.31%	4,494	0.37%
Profit sharing	15,542	0.91%	7,313	0.57%	14,787	0.94%	7,071	0.58%
	191,194	11.15%	173,306	13.51%	177,011	11.29%	146,781	11.98%
TAXES								
Federal	429,930	25.05%	165,675	12.91%	386,881	24.68%	142,523	11.62%
State	93,619	5.46%	17,488	1.36%	34,488	2.20%	8,386	0.68%
Municipal	8,860	0.52%	6,234	0.49%	8,420	0.54%	6,162	0.50%
Less: tax incentives	(4,563)	(0.27%)	(417)	(0.03%)	(4,439)	(0.28%)	(417)	(0.03%)
	527,846	30.76%	188,980	14.73%	425,350	27.14%	156,654	12.77%
INTEREST	311,068	18.12%	688,849	53.70%	279,557	17.84%	682,579	55.67%
RENTALS	6,662	0.38%	6,161	0.48%	5,358	0.34%	4,881	0.40%
APROPRIATION OF NET INCOME								
Proposed interest on capital	59,283	3.45%	-	0.00%	59,283	3.78%	-	0.00%
Proposed dividends	130,561	7.61%	-	0.00%	130,561	8.33%	-	0.00%
Retained earnings	489,537	28.53%	225,548	17.58%	490,352	31.28%	235,135	19.18%
	679,381	39.59%	225,548	17.58%	680,196	43.39%	235,135	19.18%
	1,716,151	100%	1,282,844	100%	1,567,472	100%	1,226,030	100%

26 Subsequent Event

As mentioned in Note 19, at March 11, 2005, the Board of Directors approved the proposal to be submitted to the Stockholders' General Meeting for the payment of dividends for the year ended 2004, in the amount of R$ 130,561, in addition to the interest on own capital previously recorded.

* * * * * * * * * *

BOARD OF DIRECTORS

Joaquim Ferreira Amaro
Chairman

Albano Chagas Vieira
Vice-Chairman

Antônio Alberto Gouvêa Vieira
Director

Cezar Manoel de Medeiros
Director

Ciro Ferreira Gomes
Director

Cláudio Salgueiro Garcia Munhoz
Director

Eustáquio Cota Magalhães
Director

Jean-Yves André Aimé Gilet
Director

Lúcia Maria Coelho Weaver
Director

Paul Lodewijk Juul Emiel Matthys
Director

Executive Board

Luiz Anibal de Lima Fernandes
CEO

Benoît Pierre Marie Carrier
Technical and Development Officer

Gilberto Audelino Correa
Financial and Investor Relationship Officer

João Manoel de Carvalho Neto
Human Resources and Management Officer

Paulo Roberto Magalhães Bastos
Industrial Operations Officer

Sérgio Augusto Cardoso Mendes
Commercial and Logistics Officer

STATUTORY AUDIT COMMITTEE

Ronaldo Lúcio Teixeira Nery
Chairman

Alencar Rodrigues Ferreira Junior
Director

Caio Marcelo de Medeiros Melo
Director

Helio Afonso Pereira
Director

Raul Gomide
Director

TECHNICIAN RESPONSIBLE

Waldo Roberto Justo
Accountant - CRC-MG-74.715/O-6